UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DarioHealth Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-37704	45-2973162
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9 Halamish Street

Caesarea Industrial Park

3088900, Israel

(Address of principal executive offices)

(Zip Code)

Zvi Ben David, Chief Financial Officer

+972-4-770-4055

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01:	Conflict Minerals Disclosure and Report

DarioHealth Corp. is a mobile health (mHealth) company that is developing and commercializing a patented and proprietary technology providing consumers with laboratory-testing capabilities using smart phones and other mobile devices. Our first product, Dario™, is a mobile, cloud-based, diabetes management solution which includes novel software applications combined with a stylish, ‘all-in-one’, pocket-sized, blood glucose monitoring device, which we call the Dario™ Smart Meter. All references to “we,” “us,” or “our” shall mean DarioHealth Corp. and unless the context otherwise requires, its consolidated subsidiaries.

A company is required to file this Report pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, if it manufactures, or contracts to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict. These minerals are referred to as “conflict minerals” and consist of columbite-tantalite, cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold.

We manufacture, or contract to manufacture, certain products for which conflict minerals are necessary to the functionality or production of those products. Accordingly, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding conflict minerals contained in our products manufactured in calendar year 2016. We believe our RCOI was reasonably designed to determine whether any conflict minerals contained in those products originated in the Democratic Republic of the Congo (DRC) or an adjoining country (together, the “Covered Countries”), or are from recycled or scrap sources.

We first conducted a detailed review of our purchases of materials necessary to the functionality or production of our products that we manufactured in 2016 to determine whether we purchase any conflict minerals. We determined that certain of our products (collectively, the “covered products”) contain some conflict minerals (namely, gold) that are necessary to the functionality or production of those products. We do not directly purchase conflict minerals, nor do we have any direct relationship with any mines or smelters that process these minerals. In conducting our RCOI, we conducted a supply-chain survey with our suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC-GeSI”) Conflict Minerals Reporting Template. We required our direct suppliers of materials for covered products to complete certifications concerning their manufacturing practices and the materials they supply to us. All of our suppliers of materials for covered products manufactured in 2016 certified that the conflict minerals contained in materials supplied to us were not sourced from Covered Countries and are from recycled or scrap sources.

As a result of our RCOI, we determined that we have no reason to believe that the conflict minerals contained in our products originated from the Covered Countries or were not from recycled or scrap sources.

The information contained in this section is also publicly available on the Company’s website at www.mydario.com.

Item 1.02:	Exhibits

Not applicable.

Section 2 – Exhibits

Item 2.01:	Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarioHealth Corp.
(Registrant)

By:	/s/ Zvi Ben David
(Signature)
Name:	Zvi Ben David
Title:	Chief Financial Officer, Treasurer and Secretary

Date: May 30, 2017